09056054

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-28475 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**UBS Financial Services Incorporated of Puerto Rico**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**AIG Plaza, 4th floor, 250 Muñoz Rivera Avenue**

(No. and Street)

| **Hato Rey** | **Puerto Rico** | **00918** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Robert Chao** **201-352-4596**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**

(Name – *of individual, state last, first, middle name*)

| **1000 Scotiabank Plaza, 273 Ponce de Leon Avenue,** | **San Juan,** | **Puerto Rico** | **00917-1951** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing Section

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Robert Chao, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Principal Financial Officer
Title

Notary Public
ANGELA CRAVOTTA
Notary Public of New Jersey
Commission Expires 4/3/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico at December 31, 2008 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

Carlos V. Ubiñas
President and COO
UBS Financial Services Incorporated of Puerto Rico

AFFIDAVIT NUMBER 44,389

Sworn and subscribed before me by Carlos V. Ubiñas, in his capacity as President and COO of UBS Financial Services Incorporated of Puerto Rico, of legal age, married and resident of San Juan, Puerto Rico, of whom I personally know, this 24th day of February, 2009.

Notary Public

JORGE A. MIRANDA
ABOGADO - NOTARIO

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

Year Ended December 31, 2008

## Contents

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de León Avenue
San Juan, PR 00917-1951

Tel: 787 759 8212
Fax: 787 753 0808
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
UBS Financial Services Incorporated of Puerto Rico

We have audited the accompanying statement of financial condition of UBS Financial Services Incorporated of Puerto Rico (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Financial Services Incorporated of Puerto Rico at December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 27, 2009

0902-1026545

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2008
*(In thousands of dollars)*

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 35 |
| Securities and cash segregated and on deposit for federal and other regulations | 3,061 |
| Financial instruments owned | 57,094 |
| Financial instruments, pledged to creditors, at fair value | 25,250 |
| Total financial instruments | 82,344 |
| Securities purchased under agreements to resell | 1,938,438 |
| Receivables: | |
| Interest | 2,894 |
| Brokers and dealers | 6,921 |
| Fees and other | 4,422 |
| Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $17,144 | 7,906 |
| Other assets | 21,174 |
| Total assets | $ 2,067,195 |
| **Liabilities and stockholder's equity** | |
| Securities sold under agreements to repurchase | $ 102,184 |
| Financial instruments sold, not yet purchased | 1,600 |
| Payables: | |
| Interest | 436 |
| Brokers and dealers | 2,372 |
| Other liabilities and accrued expenses | 4,971 |
| Accrued compensation and benefits | 10,499 |
| Payable to affiliated companies | 1,775,065 |
| | 1,897,127 |
| Subordinated liabilities | 77,900 |
| Stockholder's equity: | |
| Common stock (10,000 shares authorized, 1,000 issued and outstanding; $1 par value) | 1 |
| Additional paid-in capital | 43,792 |
| Retained earnings | 48,375 |
| Total stockholder's equity | 92,168 |
| Total liabilities and stockholder's equity | $ 2,067,195 |

*See accompanying notes.*

## 1. Summary of Significant Accounting Policies

### Organization and Basis of Presentation

UBS Financial Services Incorporated of Puerto Rico (the Company) is incorporated in Puerto Rico and is a wholly owned subsidiary of UBS Financial Services Inc. (UBSFSI). UBSFSI is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), which in turn is a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with its affiliates.

The Company is a registered broker-dealer that engages in the trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper and other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds.

This statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates, and assumptions that affect the amounts reported in the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

### Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115* (SFAS No. 159). SFAS No. 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. For any eligible items that exist at the effective date for which an entity chooses to elect the fair value option, the effect of the first remeasurement to fair value shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The adoption of SFAS No. 159 is not expected to have a material impact on the Company's statement of financial condition.

*(In thousands of dollars, except share data)*

## 1. Summary of Significant Accounting Policies (continued)

### Accounting Pronouncements (continued)

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* (SFAS No. 141(R)) and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* (SFAS No. 160). These new standards change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in the statement of financial condition. SFAS No. 141(R) and SFAS No. 160 are effective for the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141 (R) and SFAS No. 160 are not expected to have a material impact on the Company's statement of financial condition.

With respect to SFAS 141 (R), transaction costs will not be considered part of the fair value of an acquirer's interest and will be expensed as incurred. In addition, restructuring accruals will no longer be considered as part of goodwill. SFAS No. 141(R) and SFAS No. 160 are effective for the first annual reporting period beginning on or after December 15, 2007. The adoption of SFAS No. 141(R) and SFAS No. 160 are not expected to have a material impact on the statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS No. 161). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk related contingent features in derivative agreements. SFAS No. 161 is effective for the fiscal years beginning after November 15, 2008. The Company is currently assessing the impact SFASF No. 161 will have on the Company's statement of financial condition.

In April 2008, the FASB issued FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets* (FSP FAS 142-3). FSP FAS 142-3 removes the requirement of SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142), for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with

*(In thousands of dollars, except share data)*

**1. Summary of Significant Accounting Policies (continued)**

**Accounting Pronouncements (continued)**

the intangible asset. FSP FAS 142-3 replaces the previous useful-life assessment criteria with a requirement that an entity considers its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. FSP FAS 142-3 is effective on December 1, 2009.

The Company is currently assessing the impact FSP FAS 142-3 will have on the Company's statement of financial condition.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for that Asset is not Active*. FSP FAS 157-3 clarifies the application of FASB Statement No. 157, *Fair Value Measurements* (SFAS 157), when the market for the asset is not active. Application issues include the consideration of the (i) reporting entity's own assumptions, (ii) available observable inputs and (iii) use of market quotes in an inactive market. The FSP became effective upon issuance, including prior periods for which statement of financial condition had not been issued. The Company adopted FSP FIN 157-3 for the year ended December 31, 2008. The adoption of FSP FIN 157-3 did not have a material impact on the Company's statement of financial condition.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities about Transfers of Financial Assets and Interest in Variable Interest Entities*. This FSP amends FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, to require entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities*, to require reporting entities to provide additional disclosures about their involvement with variable interest entities including sponsors of variable interest entities that have an insignificant interest. The FSP is effective for the first interim or annual reporting period ending after December 15, 2008. The adoption of FSP FAS 140-4 and FIN 46(R)-8 did not have a material impact on the Company's statement of financial condition.

**1. Summary of Significant Accounting Policies (continued)**

**Recently Issued Accounting Standards**

The Company files income tax returns with the Commonwealth of Puerto Rico. The tax years that remain subject to examination are from 2004 until 2007. The Company does not believe that it is reasonably possible that the amounts of unrecognized tax benefits will significantly increase within the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

**Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased**

Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

## 1. Summary of Significant Accounting Policies (continued)

### Derivative Financial Instruments

A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index such as a forward, future, swap or option contract and other financial instruments with similar characteristics. A derivative financial instrument also includes firm or standby commitments for the purchase of securities. The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's trading activities, the Company may take a position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

Derivative instruments held or issued for trading purposes are marked-to-market with the resulting unrealized gains and losses recorded on the statement of financial condition in financial instruments owned or liabilities. The fair value of exchange-traded derivatives, such as futures and certain option contracts, are determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors. The Company held no derivative contracts at December 31, 2008.

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, certain payables and long-term and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

*(In thousands of dollars, except share data)*

## 1. Summary of Significant Accounting Policies (continued)

### Collateralized Securities Transactions

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements), principally mortgage-backed, municipal, and United States government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of the securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements may be netted by counterparty on the statement of financial condition.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral.

The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

In the normal course of business, the Company obtains securities under agreements to resell, on terms which permit it to repledge or resell the securities to others. At December 31, 2008, the Company obtained securities with a fair value of $2,156,454 on such terms, of which $107,399 have been either pledged or otherwise transferred to others in connection with the Company's financing activities.

*(In thousands of dollars, except share data)*

## 1. Summary of Significant Accounting Policies (continued)

### Depreciation and Amortization

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

### Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*.

The Company files income tax returns with the Commonwealth of Puerto Rico.

### Tax Benefit Associated with Share-Based Compensation

FAS 123R, *Share-Based Payment*, states that, if, upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the financial statements, the tax benefit associated with any excess deduction is considered a "windfall" and recognized in Shareholders' Equity as Additional Paid-in Capital (APIC). However, FAS 123R, paragraph A94, footnote 82, states, in pertinent part, that an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. The Company elected the with-and-without approach under the guidance for 123R for determining the order of whether excess tax benefits are realized and the measurement of such excess tax benefits. The Company has current year taxable income prior to the application of excess tax deductions under FAS 123R. Therefore, the Company recognizes one hundred percent of the tax benefit associated with the 2008 share-based compensation. Additionally, the Company recognizes in the current year, a portion of the previously disallowed benefit to the extent it would be in a current tax paying position. Of the previously disallowed benefit of $8,184, $463 from 2005 has been recognized. Of the still disallowed benefit of $7,752, which includes an additional disallowance of $32 related to year 2007, $2,145, $3,215, $2,392 remains from 2005, 2006 and 2007, respectively.

*(In thousands of dollars, except share data)*

## 1. Summary of Significant Accounting Policies (continued)

### Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash and cash equivalents are carried at cost plus accrued interest, which approximate fair value.

### Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities segregated for regulatory purposes, trading assets, resale agreements, and certain receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities including repurchase agreements, certain payables and subordinated liabilities are carried at fair value or contracted amounts approximating fair value.

### Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers include amounts due on failed securities transactions.

### Goodwill and Intangible Assets Acquired

The Company has adopted SFAS 141, *Business Combinations*, and SFAS 142, *Goodwill and Other Intangible Assets.* SFAS 141 requires reclassification of intangible assets to goodwill which no longer meet the recognition criteria under the new standard. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested annually for impairment. Identifiable intangible assets with finite lives will continue to be amortized over their useful life.

On October 10, 2006, the Company entered into an asset purchase agreement with a local broker-dealer to acquire certain assets actually or potentially used by Seller in the normal course of its retail business, as defined.

*(In thousands of dollars, except share data)*

## 1. Summary of Significant Accounting Policies (continued)

### Goodwill and Intangible Assets Acquired (continued)

As consideration of the acquisition of the assets, the total purchase price paid was $4,906. The payment was allocated for financial statements purposes as follows, $1,226 as an intangible asset and $3,680 as goodwill.

The intangible asset will be amortized over ten years.

## 2. Fair Value Measurement

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. The Company adopted the provision of SFAS No. 157 on January 1, 2008, as required. SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures required relative to fair value measurements.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement considers attributes specific to an asset or liability, for example restrictions, if any, on the sale or use of the asset at the measurement date.

The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

*(In thousands of dollars, except share data)*

**2. Fair Value Measurement (continued)**

For financial instruments which are quoted in an active market, fair value is determined directly from those quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available and those quotes represent actual and regularly occurring market transactions on an arm's length basis.

For financial instruments which do not have directly available quoted market prices, fair values are estimated using valuation techniques based wherever possible on assumptions supported by observable market prices or rates existing at the measurement date. This is the case for many unquoted instruments and other items which are not traded in active markets.

For a portion of financial instruments, fair values cannot be obtained directly from quoted market prices, or indirectly using valuation techniques or models supported by observable market prices or rates. This is the case for certain complex or structured financial instruments. In these cases fair value is estimated indirectly using valuation techniques or models for which the inputs are believed by management to be reasonable assumptions, based on market conditions.

Financial instruments are valued at the bid price for long positions and the offer price for short positions. For financial instruments with offsetting market risks, the mid-market price is used to determine fair value. Where a residual exposure exists, a mid-to-bid or mid-to-offer valuation adjustment is recorded. In an attempt to increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy outlined in SFAS No.157 prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number factors specific to the financial instrument.

*(In thousands of dollars, except share data)*

## 2. Fair Value Measurement (continued)

Level 1 inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

At December 31, 2008, the financial instruments owned (including those pledged to creditors) and liabilities, recorded at fair value, consisted of the following:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| Financial instruments owned: | | | | |
| U.S. government and agency securities | $ 25,250 | $ – | $ – | $ 25,250 |
| Equity securities | – | 45,817 | – | 45,817 |
| Mortgage-backed securities | 55 | – | – | 55 |
| State and municipal obligations | 7,594 | – | – | 7,594 |
| Corporate debt obligations | – | 3,628 | – | 3,628 |
| | $ 32,899 | $ 49,445 | $ – | $ 82,344 |
| Financial instruments sold, not yet purchased: | | | | |
| State and Municipals | $ 985 | $ – | $ – | $ 985 |
| Corporate debt | – | 615 | – | 615 |
| | $ 985 | $ 615 | $ – | $ 1,600 |

*(In thousands of dollars, except share data)*

## 2. Fair Value Measurement (continued)

Financial instruments owned, pledged to creditors, included in the statement of financial condition, represent proprietary positions, which have been pledged as collateral to counterparties on terms that permit the counterparties to sell or re-pledge the securities to others.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

## 3. Related Party Transactions

The Company meets its short-term financing needs by borrowing from UBSFSI. Also, in the normal course of business, the Company enters into securities transactions with UBSFSI and other affiliates. At December 31, 2008, the Company had resale agreements of $639,196 with mutual funds co-managed by an affiliate.

UBSFSI provides various administrative and operational services for the Company. The Company is charged interest on a portion of its payables to affiliates based on the federal funds rate or the London Interbank Offered Rate (LIBOR).

UBSFSI guarantees the commitments and obligations of the Company for which there is no charge.

Retail clients of the Company are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSI pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its clients.

*(In thousands of dollars, except share data)*

**4. Subordinated Liabilities**

Under the terms of the Subordinated Term Note (the Note) between the Company and UBSFSI, the Company was obligated to UBSFSI for $2,900 due on October 31, 2008. The maturity date is automatically extended for one year unless the Board of Directors of UBSFSI votes not to renew this loan. The interest rate is based upon LIBOR.

Under the terms of the Junior Subordinated Revolving Credit Agreement between the Company and UBSFSI, UBSFSI has agreed to make revolving credit loans to the Company up to a maximum of $75,000 from time to time until March 31, 2011. At December 31, 2008, there was $75,000 outstanding under this credit facility. Interest on borrowings under the terms of the revolving credit facility is calculated at a rate based on USD Overnight LIBOR, as posted daily by the British Banker's Association. On July 31, 2008, UBSFSI assigned its interest in this loan to UBS Americas in exchange for cash.

**5. Risk Management**

Financial instrument transactions involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

**Market Risk**

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instrument. The Company has a variety of methods to monitor its market risk profile. The senior management of the Company is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies on a daily basis. The Company also utilizes the independent risk control group of UBSFSI which aids in setting and monitoring risk management and control policies of the Company, including monitoring adherence to established limits, performing market risk modeling, and reviewing trading positions and hedging strategies.

Market risk modeling is based on estimating potential loss through models such as Value-at-Risk. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks, and regular meetings between the senior management of the business groups and the risk control group.

*(In thousands of dollars, except share data)*

## 5. Risk Management (continued)

### Operating Risk

Operating risk focuses on the Company's ability to accumulates, process and communicates information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an effective internal control environment which incorporates various control mechanisms. The internal control environment includes various oversight functions, such as Audit, Controllers, Legal and Compliance. Certain of these functions are performed by affiliates on the Company's behalf.

## 6. Commitments and Contingencies

The Company has been named as a defendant in certain legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsels handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

In the normal course of business, the Company enters into underwriting commitments. Settlement of these transactions at December 31, 2008, would not have had a material impact on the Company's financial statements, taken as a whole.

## 7. Stockholder's Equity

There are 10,000 shares authorized, 1,000 issued and outstanding of $1 par value common stock. Also, included as a direct increase to stockholder's equity is the tax benefit resulting from the exercise and vesting of employees' UBS stock options and change in market price between the grant date and vesting date of UBS restricted stock.

*(In thousands of dollars, except share data)*

## 8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $250. As of December 31, 2008, the Company's net capital, as defined, was $72,726, which exceeded the minimum net capital requirement by $63,878.

Dividend payments, equity withdrawals, and advances to UBSFSI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

## 9. Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock, Option and Award Plans which provide for the granting of restricted stock, nonqualified stock options, cash and restricted stock awards, and other stock based awards.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan. These awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level and are expensed up front in the performance year. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. These new hire awards are expensed over the vesting periods.

Awards are granted to employees by UBS and the share delivery obligations are satisfied by UBS under its option-based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.

Certain employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

*(In thousands of dollars, except share data)*

## 10. Employee Benefit Plans

The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a forgivable loan. These employee forgivable loans (EFLs) have been capitalized and are being amortized on a straight-line basis over the terms specified in each agreement.

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the Plan) of UBS Financial Services Inc., which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS FSI also provides certain life insurance and health care benefits to employees of the Company.

## 11. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes, deferred tax assets are included in other assets in the Statement of Financial Condition and are reflected with a reduction for a valuation allowance.

For the year ended December 31, 2008, the Company had net deferred tax asset (DTA) of $18,307 before any valuation allowance, of which $16,972 related to employee benefits, $706 related to AMT credit carry forwards and $629 was attributable to miscellaneous other assets.

In accordance with FAS 109, a valuation allowance is to be recorded whenever the ultimate realization of DTA is, more likely than not, not going to be realized. In assessing the recoverability of the DTAs, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

*(In thousands of dollars, except share data)*

**11. Income Taxes (continued)**

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized in all of its DTAs and, accordingly, a full valuation allowance of $18,307 has been booked.

The effective tax rate of the Company differs from the statutory Puerto Rico rate of 39% primarily due to the release of the Company's valuation allowance, the release of tax reserves and offset by recognition of previously disallowed SFAS 123R benefit.

As of December 31, 2008, the Company determined that it has no uncertain tax positions, interest or penalties as defined within FIN 48, and accordingly, management has concluded that no additional FIN 48 disclosures are required.

The Company files income tax returns with the Commonwealth of Puerto Rico. The tax years that remain subject to examination are from 2004 until 2007. The Company does not believe that it is reasonably possible that the amounts of unrecognized tax benefits will significantly increase within the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

**12. Unusual Event**

On February 12, 2008, the building where the Company's headquarters is located suffered an environmental contamination and caused the building to be closed until May 27, 2008.

STATEMENT OF FINANCIAL CONDITION

UBS Financial Services Incorporated of Puerto Rico
(a Subsidiary of UBS Financial Services Inc.)
Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

0902-1026445